Via Facsimile and U.S. Mail
Mail Stop 6010

February 6, 2009

Craig A. Tooman
Executive Vice President, Finance and
Chief Financial Officer
Enzon Pharmaceuticals, Inc.
685 Route 202/206
Bridgewater, NJ 08807

Re: Enzon Pharmaceuticals, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Filed February 29, 2008
     File Number: 000-12957

Dear Mr. Tooman:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief